Exhibit 99.1

JinkoSolar Announces Third Quarter 2022 Financial Results

SHANGRAO, China, October 28, 2022-- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Business Highlights

●	Demand for module shipments is strong globally. Quarterly module shipments globally doubled year-over-year, and shipments to China increased 5 times year-over-year.

●	Our high-efficiency N-Type monocrystalline silicon solar cell achieved a new record with maximum conversion efficiency of 26.1%, compared with the record of 25.7% we set this April.

●	The mass production efficiency of N-type TOPCon cells reached 25%, and the integrated cost difference between N-type and P-type modules has further narrowed.

●	N-type module shipments were approximately 3GW, up 160% sequentially.

Third Quarter 2022 Operational and Financial Highlights

●	Quarterly shipments were 10,856 MW (10,286 MW for solar modules, and 570 MW for cells and wafers), up 3.1% sequentially, and up 117.4% year-over-year.

●	Total revenues were RMB19.52 billion (US$2.74 billion), up 3.6% sequentially and up 127.8% year-over-year. The sequential and year-over-year increases were mainly attributable to an increase in the shipment of solar modules.

●	Gross profit was RMB3.07 billion (US$431.8 million), up 10.8% sequentially and up 137.0% year-over-year.

●	Gross margin was 15.7%, compared with 14.7% in Q2 2022 and 15.1% in Q3 2021. The sequential and year-over-year increases were mainly due to an increase in the shipments of N-type module with higher gross margin.

●	Net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders was RMB549.8 million (US$77.3 million), compared with net loss attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders of RMB623.3 million in Q2 2022 and net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders of RMB194.2 million in Q3 2021.

●	Adjusted net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders, which excludes the impact from a change in fair value of the convertible senior notes (the “Notes”) and the share based compensation expenses, was RMB427.5 million (US$60.1 million), compared with adjusted net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders of RMB368.4 million in Q2 2022 and adjusted net loss attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders of RMB1.5 million in Q3 2021.

●	Basic and diluted earnings per ordinary share were RMB2.74 (US$0.39) and RMB1.60 (US$0.23), respectively. This translates into basic and diluted earnings per ADS of RMB10.97 (US$1.54) and RMB6.39 (US$0.90), respectively.

Mr. Xiande Li, JinkoSolar's Chairman of the Board of Directors and Chief Executive Officer, commented, “We are pleased to announce better-than-expected results for this quarter despite continued rises in raw material prices, power rationing measures imposed on our manufacturing facilities and an earthquake in Sichuan Province, where one of our manufacturing facilities is based. Total solar shipments in the third quarter were 10.9 GW, doubling year-over-year. Total revenues were US$2.74 billion, an increase of 127.8% year-over-year. With the release of additional N-type cell capacity, we further optimized our integrated cost structure. As the shipments of more competitive N-type products increased significantly compared with the previous quarter, our profitability improved sequentially with gross margin at 15.7%, compared with 14.7% in the second quarter. Net income was US$77.3 million, an increase of 183.1% year-over-year. Excluding the impact of the convertible senior notes and share based compensation expenses, adjusted net income was US$60.1 million, improving 16.1% as compared with last quarter.

Since the start of the fourth quarter, polysilicon capacity in China has been gradually released. There is strong demand for modules in China. Including the demand in the distribution generation market, we expect total installation in the Chinese market to exceed 40 GW in the fourth quarter. Despite the supply has increased recently, the strong demand is keeping polysilicon prices stable at a high level and, currently, module prices remain stable. With substantial polysilicon capacity to be released in 2023, we expect prices of raw materials to fall and stimulate pent-up demand. We will fully seize the growth opportunities in the market, execute our globalized footprint strategy and devote more resources in key markets. In addition, we will control inventory turnover at a reasonable level with our efficient supply chain management. Leveraging our superior and diversified global industrial chain as well as advantageous products, we are confident to achieve increases in both shipments and market share next year.

We made further progress in efficiency improvement and cost reduction for N-type products due to the continuous efforts of our R&D team, our accumulated knowledge and our mass production experience. As our mass-produced production line for TOPCon cells reached full capacity of 16 GW, mass-produced efficiency for TOPCon cells reached 25% and we are narrowing down the gap in integrated costs between N-type and P-type. Recently, the maximum solar conversion efficiency for our 182 mm monocrystalline silicon TOPCon solar cell has reached 26.1%, breaking the record of 25.7% we set in April 2022. We expect our mass production efficiency to further improve next year.

Shipments for N-type modules were approximately 3 GW in the third quarter, an increase of nearly 160% sequentially as a result of capacity release and higher client acceptance. As our N-type products continue to be well received in the market, we are confident to lead the industry with our cost-effective N-type products as our market penetration increases.

The second phase of 8 GW TOPCon cell capacity in our manufacturing facility in Hefei, which commenced production in the third quarter, is ramping up smoothly. The second phase of 11 GW TOPCon cell capacity in our manufacturing facility in Jianshan, which commenced construction in the third quarter, is expected to start production by the end of this year. These will continue to optimize our integrated capacity structure and drive down blended costs. Based on our business strategy and market demand, we adjusted the pace of capacity expansion for wafers, cells and modules, and expect our annual production capacity for mono wafers, solar cells and solar modules to reach 65 GW, 55 GW and 70 GW, respectively, by the end of 2022.

We see strong demand growth in the global market and expect module shipments to be in the range of 13.0 GW to 15.0 GW for the fourth quarter and 41.5 GW to 43.5 GW for full year 2022. ”

Third Quarter 2022 Financial Results

Total Revenues

Total revenues in the third quarter of 2022 were RMB19.52 billion (US$2.74 billion), an increase of 3.6% from RMB18.84 billion in the second quarter of 2022 and an increase of 127.8% from RMB8.57 billion in the third quarter of 2021. The sequential and year-over-year increases were mainly attributable to an increase in the shipment of solar modules due to increasing demand in the global market.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2022 was RMB3.07 billion (US$431.8 million), compared with RMB2.77 billion in the second quarter of 2022 and RMB1.30 billion in the third quarter of 2021.

Gross margin was 15.7% in the third quarter of 2022, compared with 14.7% in the second quarter of 2022 and 15.1% in the third quarter of 2021. The sequential and year-over-year increases were mainly due to an increase in the shipments of N-type module with higher gross margin.

Income/ (Loss) from Operations and Operating Margin

Income from operations in the third quarter of 2022 was RMB63.1 million (US$8.9 million), compared with loss from operations of RMB289.1 million in the second quarter of 2022 and income from operations of RMB111.2 million in the third quarter of 2021.

Operating profit margin was 0.3% in the third quarter of 2022, compared with operating loss margin of 1.5% in the second quarter of 2022 and operating profit margin of 1.3% in the third quarter of 2021.

Total operating expenses in the third quarter of 2022 were RMB3.01 billion (US$422.9 million), a decrease of 1.7% from RMB3.06 billion in the second quarter of 2022 and an increase of 153.9% from RMB1.18 billion in the third quarter of 2021. The sequential change was relatively flat and the year-over-year increase was mainly attributable to an increase in shipping costs for solar modules in the third quarter of 2022.

Total operating expenses accounted for 15.4% of total revenues in the third quarter of 2022, compared to 16.2% in the second quarter of 2022 and 13.8% in the third quarter of 2021.

Interest Expenses, Net

Net interest expenses in the third quarter of 2022 were RMB128.7 million (US$18.1 million), an increase of 46.2% from RMB88.0 million in the second quarter of 2022 and a decrease of 22.2% from RMB165.6 million in the third quarter of 2021. The sequential increase was mainly due to an increase in the Company’s interest-bearing debts and the year-over-year decrease was mainly due to an increase in interest income of bank deposits.

Subsidy Income

Subsidy income in the third quarter of 2022 was RMB225.3 million (US$31.7 million), compared with RMB464.8 million in the second quarter of 2022 and RMB63.5 million in the third quarter of 2021. The sequential and year over year changes were mainly attributable to changes in the cash receipt of subsidies from local governments in China which are non-recurring, not refundable and with no conditions.

Exchange Gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB520.3 million (US$73.1 million) in the third quarter of 2022, compared to a net exchange gain of RMB225.7 million in the second quarter of 2022 and a net exchange loss of RMB6.2 million in the third quarter of 2021. The sequential and year-over-year changes were mainly attributable to the exchange rate fluctuation of US dollars against RMB in the third quarter of 2022.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model.

The Company recognized a gain from a change in fair value of the Notes of RMB233.0 million (US$32.7 million) in the third quarter of 2022, compared to a loss of RMB536.9 million in the second quarter of 2022 and a gain of RMB239.0 million in the third quarter of 2021. The changes were primarily due to a decrease in the Company’s stock price in the third quarter of 2022.

Equity in Earnings/ (Loss) of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and a 9% equity interest in Xinte Ltd, a domestic silicon material supplier, and both account for its investment using the equity method. The Company recorded equity in gain of affiliated companies of RMB38.9 million in the third quarter of 2022, compared with loss of RMB0.1 million in the second quarter of 2022 and gain of RMB13.2 million in the third quarter of 2021. The fluctuation of equity in gain of affiliated companies primarily arose from the net gain incurred by an affiliate company.

Income Tax Expense/ (Benefit)

The Company recorded an income tax expense of RMB150.8 million (US$21.2 million) in the third quarter of 2022, compared with an income tax expense of RMB118.1 million in the second quarter of 2022 and an income tax expense of RMB22.0 million in the third quarter of 2021. The sequential and year-over-year increases in income tax expense were mainly due to higher profit (excluding the impact of a gain from change in fair value of the Notes of RMB233.0 million in the third quarter of 2022, compared with a loss of RMB536.9 million in the second quarter of 2022) generated in the third quarter of 2022.

Non-Controlling Interests

Net income attributable to non-controlling interests amounted to RMB247.8 million (US$34.8 million) in the third quarter of 2022, compared with RMB276.8 million in the second quarter of 2022 and RMB0.8 million in the third quarter of 2021. The sequential decrease was mainly attributable to the decrease of net income of the Company’s major subsidiary, Jinko Solar Co., Ltd (“Jiangxi Jinko”), and the year-over-year increase was mainly attributable to the increase of non-controlling interests after Jiangxi Jinko completed its initial public offering (“IPO”) and started trading on Shanghai Stock Exchange’s Sci-Tech innovation board on January 26, 2022. After the IPO, the Company holds approximately 58.62% equity interest in Jiangxi Jinko. Ownership of non-controlling interests in Jiangxi Jinko increased from 26.72% to 41.38% due to the IPO.

Net Income/ (loss) and Earnings per Share

Net income attributable to the Company’s ordinary shareholders was RMB549.8 million (US$77.3 million) in the third quarter of 2022, compared with net loss attributable to the Company’s ordinary shareholders of RMB623.3 million in the second quarter of 2022 and net income attributable to the Company's ordinary shareholders of RMB194.2 million in the third quarter of 2021. Excluding the impact from a change in fair value of the Notes and the share based compensation expenses, the adjusted net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders was RMB427.5 million (US$60.1 million), compared with adjusted net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders of RMB368.4 million in the second quarter of 2022 and adjusted net loss attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders of RMB1.5 million in the third quarter of 2021.

Basic and diluted earnings/(loss) per ordinary share were RMB2.74(US$0.39) and RMB1.60 (US$0.23), respectively, during the third quarter of 2022, compared to RMB(3.15) and RMB(3.15), respectively, in the second quarter of 2022, and RMB1.02 and RMB(0.12), respectively, in the third quarter of 2021. As each ADS represents four ordinary shares, this translates into basic and diluted earnings/(loss) per ADS of RMB10.97 (US$1.54) and RMB6.39 (US$0.90), respectively in the third quarter of 2022; RMB(12.60) and RMB(12.60), respectively, in the second quarter of 2022; and RMB4.07 and RMB(0.49), respectively, in the third quarter of 2021.

Financial Position

As of September 30, 2022, the Company had RMB14.94 billion (US$2.10 billion) in cash and cash equivalents and restricted cash, compared with RMB14.39 billion as of June 30, 2022.

As of September 30, 2022, the Company’s accounts receivables due from third parties were RMB11.32 billion (US$1.59 billion), compared with RMB11.13 billion as of June 30, 2022.

As of September 30, 2022, the Company’s inventories were RMB21.43 billion (US$3.01 billion), compared with RMB18.50 billion as of June 30, 2022.

As of September 30, 2022, the Company's total interest-bearing debts were RMB29.61 billion (US$4.16 billion), compared with RMB25.70 billion as of June 30, 2022.

Third Quarter 2022 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments were 10,856 MW in the third quarter of 2022, including 10,286 MW for solar module shipments and 570 MW for cell and wafer shipments.

Operations and Business Outlook Highlights

With continuous investments in R&D and technological innovation, we expect to continuously improve the mass production efficiency of N-type cells and narrow the integrated cost difference between N-type and P-type modules.

With more N-type production capacity being released in 2023 and the penetration ratio of N-type products increasing across the industry, we expect the proportion of N-type shipments in our total shipments to further increase.

Fourth Quarter and Full Year 2022 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the fourth quarter of 2022, the Company expects its module shipments to be in the range of 13.0 GW to 15.0 GW.

For full year 2022, the Company estimates its module shipments to be in the range of 41.5 GW to 43.5 GW.

Solar Products Production Capacity

JinkoSolar expects its annual production capacity for mono wafer, solar cell and solar module to reach 65.0 GW, 55.0 GW and 70.0 GW, respectively, by the end of 2022.

Recent Business Developments

●	In August 2022, the local government of Sichuan province, where certain of JinkoSolar' s manufacturing facilities are located, has imposed province-wide power rationing measures to ease the power shortage in the region.

●	In October 2022, JinkoSolar's high-efficiency N-Type monocrystalline silicon solar cell set its new record with maximum conversion efficiency of 26.1%.

●	In October 2022, Jiangxi Jinko announced its certain preliminary unaudited financial results for the nine months ended September 30, 2022.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Friday, October 28, 2022 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:   +852 3027 6500

U.S. Toll Free:   +1 855-824-5644

Passcode:   97583909#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, November 4, 2022. The dial-in details for the replay are as follows:

International:   +61 2 8325 2405

U.S.:  +1 646 982 0473

Passcode:   520004347#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar has 14 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, UAE, and Denmark, and global sales teams in China, the United States, Canada, Germany, Switzerland, Italy, Japan, Australia, Korea, India, Turkey, Chile, Brazil, Mexico and Hong Kong, as of September 30, 2022.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2022, which was RMB7.1135 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5180-8777 ext.7806
Email: ir@jinkosolar.com

Mr. Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rene.vanguestaine@christensencomms.com

In the U.S.:
Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the nine months ended
	Sep 30, 2021	Jun 30, 2022	Sep 30, 2022		Sep 30, 2021	Sep 30, 2022
	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Revenues from third parties	8,568,057	18,730,454	19,418,227	2,729,771	24,433,522	52,876,179	7,433,216

Revenues from related parties	1,948	110,688	101,089	14,211	5,291	249,062	35,013

Total revenues	8,570,005	18,841,142	19,519,316	2,743,982	24,438,813	53,125,241	7,468,229

Cost of revenues	(7,273,962)	(16,069,363)	(16,447,649)	(2,312,174)	(20,425,271)	(45,055,189)	(6,333,758)

Gross profit	1,296,043	2,771,779	3,071,667	431,808	4,013,542	8,070,052	1,134,471

Operating expenses:
Selling and marketing	(614,694)	(1,622,544)	(1,980,508)	(278,416)	(1,738,992)	(4,987,519)	(701,134)
General and administrative	(445,050)	(1,131,984)	(823,679)	(115,791)	(1,187,425)	(2,612,076)	(367,200)
Research and development	(125,091)	(149,703)	(201,690)	(28,353)	(347,041)	(496,370)	(69,779)
Impairment of long-lived assets	-	(156,598)	(2,662)	(374)	(123,405)	(159,259)	(22,388)
Total operating expenses	(1,184,835)	(3,060,829)	(3,008,539)	(422,934)	(3,396,863)	(8,255,224)	(1,160,501)

Income/(Loss) from operations	111,208	(289,050)	63,128	8,874	616,679	(185,172)	(26,030)
Interest expenses, net	(165,553)	(88,041)	(128,749)	(18,099)	(479,610)	(378,987)	(53,277)
Subsidy income	63,518	464,756	225,336	31,677	356,049	995,386	139,929
Exchange (loss)/gain	(46,217)	389,216	650,466	91,441	(228,016)	1,046,064	147,053
Change in fair value of commodity futures	-	(4,119)	(2,554)	(359)	-	(6,187)	(870)
Change in fair value of foreign exchange derivatives	39,979	(163,551)	(130,196)	(18,303)	190,696	(223,701)	(31,447)
Change in fair value of convertible senior notes and call option	200,730	(536,902)	232,961	32,749	182,101	(408,877)	(57,479)
Other income/(loss), net	172	(587)	(888)	(125)	4,776	11,544	1,623
Income/ (Loss) before income taxes	203,837	(228,278)	909,504	127,855	642,675	850,070	119,502
Income tax expenses	(21,958)	(118,089)	(150,775)	(21,196)	(67,268)	(339,887)	(47,781)
Equity in earnings/(loss) of affiliated companies	13,158	(117)	38,904	5,469	56,338	45,233	6,359
Net income/(loss)	195,037	(346,484)	797,633	112,128	631,745	555,416	78,080
Less: Net income attributable to non-controlling interests	(813)	(276,785)	(247,811)	(34,837)	150,195	(599,932)	(84,337)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	194,224	(623,269)	549,822	77,291	481,550	(44,516)	(6,257)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	1.02	(3.15)	2.74	0.39	2.53	(0.23)	(0.03)
Diluted	(0.12)	(3.15)	1.60	0.23	0.97	(0.23)	(0.03)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	4.07	(12.60)	10.97	1.54	10.10	(0.90)	(0.13)
Diluted	(0.49)	(12.60)	6.39	0.90	3.86	(0.90)	(0.13)

Weighted average ordinary shares outstanding:
Basic	190,768,148	197,894,301	200,494,033	200,494,033	190,639,480	196,930,951	196,930,951
Diluted	205,195,236	197,894,301	219,038,845	219,038,845	205,669,439	196,930,951	196,930,951

Weighted average ADS outstanding:
Basic	47,692,037	49,473,575	50,123,508	50,123,508	47,659,870	49,232,738	49,232,738
Diluted	51,298,809	49,473,575	54,759,711	54,759,711	51,417,360	49,232,738	49,232,738

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income/(loss)	195,037	(346,484)	797,633	112,128	631,745	555,416	78,080
Other comprehensive income/(loss):
-Unrealized loss on available-for-sale securities			1,638	230		1,638	230
-Foreign currency translation adjustments	15,258	217,564	185,181	26,032	39,922	372,219	52,326
-Change in the instrument-specific credit risk	12,510	20,571	48,293	6,789	57,920	106,423	14,961
Comprehensive income/(loss)	222,805	(108,349)	1,032,745	145,179	729,587	1,035,696	145,597
Less: Comprehensive income attributable to non-controlling interests	(813)	(337,435)	(339,109)	(47,671)	150,195	(751,880)	(105,698)
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	221,992	(445,784)	693,636	97,508	579,392	283,816	39,899

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2021	Sep 30, 2022
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash and cash equivalents	8,321,415	14,305,664	2,011,058
Restricted cash	602,044	639,125	89,847
Restricted short-term investments	9,261,918	11,858,001	1,666,971
Short-term investments	150,000	-	-
Accounts receivable, net - related parties	29,417	211,406	29,719
Accounts receivable, net - third parties	7,471,103	11,320,928	1,591,471
Notes receivable, net - related parties	-	81,250	11,422
Notes receivable, net - third parties	1,689,102	2,970,630	417,605
Advances to suppliers, net - related parties		493,108	69,320
Advances to suppliers, net - third parties	1,536,155	6,181,540	868,987
Inventories, net	13,252,352	21,433,366	3,013,055
Forward contract receivables	73,532	22,858	3,213
Prepayments and other current assets, net - related parties	17,348	57,257	8,049
Prepayments and other current assets, net	2,435,056	2,799,791	393,588
Held-for-sale assets	684,631	101,835	14,316
Available-for-sale securities		103,778	14,589
Total current assets	45,524,073	72,580,537	10,203,210

Non-current assets:
Restricted cash	1,204,697	1,364,464	191,813
Accounts receivable, net - third parties	27,624	-	-
Long-term investments	633,866	862,218	121,208
Property, plant and equipment, net	19,969,894	30,203,362	4,245,921
Land use rights, net	1,090,057	1,308,233	183,908
Intangible assets, net	55,484	508,888	71,538
Financing lease right-of-use assets, net	628,592	574,981	80,830
Operating lease right-of-use assets, net	438,270	402,914	56,640
Deferred tax assets	371,767	371,767	52,262
Advances to suppliers to be utilised beyond one year	296,709	346,659	48,733
Other assets, net - related parties	3,292	55,786	7,842
Other assets, net - third parties	2,739,159	2,479,267	348,530
Total non-current assets	27,459,411	38,478,539	5,409,225

Total assets	72,983,484	111,059,076	15,612,435

LIABILITIES
Current liabilities:
Accounts payable - related parties	15,863	-	-
Accounts payable - third parties	6,799,854	7,546,330	1,060,846
Notes payable - third parties	12,072,223	27,962,965	3,930,971
Accrued payroll and welfare expenses	1,240,791	1,649,770	231,921
Advances from third parties	5,914,354	8,623,982	1,212,340
Income tax payable	214,856	252,482	35,493
Other payables and accruals	4,844,077	7,295,358	1,025,563
Other payables due to related parties	2,230	4,267	600
Forward contract payables	2,659	129,960	18,269
Financing lease liabilities - current	194,939	205,509	28,890
Operating lease liabilities - current	62,515	66,225	9,310
Short-term borrowings from third parties, including current portion of long-term bank borrowings	13,339,367	12,785,018	1,797,289
Guarantee liabilities to related parties	2,500	2,290	322
Held-for-sale liabilities	553,234	-	-
Deferred revenue	200,000	200,000	28,116
Total current liabilities	45,459,462	66,724,156	9,379,930

Non-current liabilities:
Long-term borrowings	9,896,455	14,661,740	2,061,115
Convertible senior notes	1,098,736	1,460,228	205,276
Accrued warranty costs - non current	858,641	1,148,417	161,442
Financing lease liabilities	236,373	87,693	12,328
Operating lease liabilities	385,420	338,782	47,625
Deferred tax liability	183,003	183,003	25,726
Long-term Payables	568,495	594,956	83,638
Guarantee liabilities to related parties - non current	9,642	7,936	1,116
Total non-current liabilities	13,236,765	18,482,755	2,598,266

Total liabilities	58,696,227	85,206,911	11,978,196

SHAREHOLDERS' EQUITY
Total JinkoSolar Holding Co., Ltd. shareholders' equity	11,049,786	15,527,212	2,182,780

Non-controlling interests	3,237,471	10,324,953	1,451,459

Total shareholders' equity	14,287,257	25,852,165	3,634,239

Total liabilities and shareholders' equity	72,983,484	111,059,076	15,612,435

	-	-	-

Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 193,770,753 and 203,439,873 shares issued as of December 31, 2021 and September 30, 2022, respectively)	26	28	4
Additional paid-in capital	5,617,923	9,811,531	1,379,283
Subscription Receivable	-
Contribution from shareholders
Statutory reserves	700,244	700,244	98,439
Accumulated other comprehensive income	(154,375)	173,957	24,454
Treasury stock, at cost; 2,945,840 ordinary shares as of December 31, 2021 and September 30, 2022	(43,170)	(43,170)	(6,069)
Modification of non-controlling interests
Accumulated retained earnings	4,929,138	4,884,622	686,669

View original content:https://www.prnewswire.com/news-releases/jinkosolar-announces-third-quarter-2022-financial-results-301662290.html

SOURCE JinkoSolar Holding Co., Ltd.